Exhibit (a)(1)(G)

October 4, 2016

To the Holders of Original Warrants:

This letter is being distributed by Cryoport, Inc., a Nevada corporation (the “Company”), to holders of the Company’s outstanding warrants to purchase shares of common stock at an exercise price of $3.57 per share (the “Original Warrants”) in connection with the Company’s offer (the “Offer”) to such holders to exchange up to 5,000,000 of such Original Warrants for (1) an equal number of warrants to purchase one share of common stock at an exercise price of $1.50 per share (the “New Warrants”), conditioned upon the immediate exercise of such New Warrants, and (2) one warrant to purchase one share of common stock at an exercise price of $3.00 per share for every four New Warrants exercised (the “Supplemental Warrants”).

The Company is amending and restating the offer letter/prospectus relating to the Offer (as it may be amended and/or supplemented from time to time, the “Offer Letter/Prospectus”), a copy of which accompanies this letter and is dated October 4, 2016. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer Letter/Prospectus.

The Offer Letter/Prospectus has been amended and restated to include revised information, including without limitation:

•	an extension of the expiration date of the Offer until 5:00 p.m., Eastern Time on October 21, 2016, unless further extended by the Company (the “Expiration Date”);
•	a limit of 5,000,000 Original Warrants that will be accepted by the Company in the Offer; and
•	changes relating to the Company’s solicitation agent in connection with the Offer and the related fees and expenses.

If the aggregate number of Original Warrants properly tendered in the Offer by all holders participating in the Offer is greater than 5,000,000, then each of the participating holder’s number of Original Warrants tendered will be reduced on as close to a pro rata basis as is possible.

You should carefully read the entire Offer Letter/Prospectus, together with any related documents the Company provides to you, before making a decision to participate in the Offer.

If you elect to tender Original Warrants in response to the Offer, please follow the instructions in the Offer Letter/Prospectus and the related documents, including the Letter of Transmittal previously distributed by the Company. The Letter of Transmittal, certificate(s) representing the Original Warrants, and payment of the exercise price of the New Warrants must be delivered to Continental Stock Transfer & Trust Company, the depositary for the Offer, on or prior to the Expiration Date, as set forth in the Letter of Transmittal.

If you change your mind and do not want to participate in the offer, you may withdraw your tender by following the instructions in the Offer Letter/Prospectus before the Expiration Date.

Please direct questions or requests for assistance regarding the Offer and the Offering Materials to the Company at:

Cryoport, Inc.
17305 Daimler Street,
Irvine, CA 92614
Attn: Robert Stefanovich, Chief Financial Officer
Telephone: (949) 681-2727
(email: rstefanovich@cryoport.com)

Very truly yours,

Cryoport, Inc.